Exhibit 99.1
Wix Reports First Quarter 2020 Results

●	April 2020 demonstrated significant momentum across the platform as the need for a dynamic online presence accelerates
o	Added 3.2 million new registered users, an increase of 63% y/y and an all-time monthly high
o	Collections of the April 2020 user cohort were 76% higher than from users acquired in April a year ago
o	Net premium subscription additions in the month of April were up 207% y/y
o	Accelerating new subscriptions generated from existing cohorts
●	Increasing marketing investment in user cohort acquisition due to thriving demand and to generate further growth
●	Initiating Q2 outlook of accelerating growth for revenue and collections, underscoring strong performance quarter to date - expecting collections growth of 28-30% y/y in Q2
●	Solid Q1 2020 results: total revenue of $216 million and total collections of $249 million, both up 24% y/y

NEW YORK, May 14, 2020 -- Wix.com Ltd. (Nasdaq: WIX) today reported strong financial results for the first quarter ended March 31, 2020. In addition, the Company provided its initial outlook for the second quarter 2020.

“The current crisis has magnified the importance of having an online presence like never before, and we are very fortunate to offer a product that provides businesses, brands and individuals an opportunity to build and grow despite the increasing hardships that they are facing,” said Avishai Abrahami, Co-founder and CEO of Wix. “As demand for an online presence increases, we remain focused on providing best-in-class free and paid products and delivering improvements to our offering in response to our users’ needs.”

Abrahami continued, “The COVID-19 crisis has forced a massive change upon our users. The need for SMBs, entrepreneurs and brands to move online quickly, to communicate with their customers and to deliver goods and services has never been clearer. Demand for our platform offerings boomed at the beginning of April, and I am extremely proud to say that our team responded quickly to make sure we can deliver the best service to our users across the globe.”

Nir Zohar, President and COO of Wix added, “The changes we have seen in the market, starting at the end of Q1, have demonstrated the strength, adaptability and resilience of our business. It is easy to think of SMBs as particularly vulnerable to change and crises, but when it comes down to it, we see that entrepreneurs and business owners will do everything in their power to adapt and keep their business going. It is gratifying for us to offer them a platform on which they can expand their business, or even completely reinvent themselves online, so they can continue running their businesses and supporting their families.”

Lior Shemesh, CFO of Wix said, “As data from April shows, our business has remained steadfast, even as this pandemic has shut down most of the world. The strong performance from recent cohorts, combined with the boost in demand for our platform, has convinced us to double down on what we do best - using the strength of our balance sheet to invest in marketing to grow our business even further. We believe combining this incremental investment with the increasing demand will allow us to make faster headway in capturing more market share.” Shemesh continued, “This immense demand uplift, coupled with the marketing investment to support it, has already driven us to a significantly higher outlook for Q2 than we originally expected. We expect collections growth of 28-30% y/y in the second quarter.”

Business Update as of April 2020

●
Demand for creating an online presence is accelerating as businesses around the globe adapt to the current environment. During the month of April, over 3.2 million new users registered with Wix to create an online presence, an increase of 63% y/y and an all-time monthly high

●
Users need to get online quickly and need functionality, driving these new users to purchase subscriptions and business applications at a higher rate and at higher price points than prior cohorts. Collections from users acquired during April 2020 were 76% higher than from users acquired in April a year ago

●
Despite what we observed in the early stages of this crisis, cohort cancellation trends have reversed, a testament to our long-standing freemium model. During April, we added more subscriptions from existing user cohorts (that is, from all created prior to April 2020) than total cancellations in the month. Total net premium subscription additions in the month of April were up 207% y/y

●	Our users are moving commerce online more rapidly than in the past as net new Wix Stores subscriptions grew 580% y/y and net new Wix Restaurants subscriptions increased 167% y/y in April 2020

●	As more commerce moves online, businesses also need solutions to communicate and market online. New purchases of Ascend by Wix grew 136% y/y in April 2020
●
The growth of selling activity of businesses on Wix is also increasing as total gross merchandise volume (GMV) transacted across all payment methods in April grew 110% y/y. Wix Payments growth also accelerated as new Wix Payments merchants increased 123% m/m and GMV transacted through Wix Payments grew 66% m/m in April 2020

●
From a development standpoint, we successfully transitioned our entire workforce to working from home, and our development roadmap hasn’t missed a beat. COVID-19 has had no significant impact on execution or software delivery times

●
Further, the launch of Editor X is still on track for summer 2020, bringing web agencies and designers the most innovative web design and creation platform, with advanced design and layouting capabilities, available today

Q1 2020 Financial Results

●	Total revenue in the first quarter of 2020 was $216.0 million, compared to $174.3 million in the first quarter of 2019, an increase of 24% y/y
o	On a y/y constant currency basis, Q1 revenue would have been $217.5 million, up 25% y/y
o	Creative Subscriptions revenue in the first quarter of 2020 was $176.5 million, compared to $151.4 million in the first quarter of 2019, an increase of 17% y/y

o	Business Solutions revenue in the first quarter of 2020 was $39.4 million, compared to $22.9 million in the first quarter of 2019, an increase of 72% y/y
●	Creative Subscriptions ARR was $739.5 million in the first quarter of 2020, compared to $621.9 million in the first quarter of 2019, an increase of 19% y/y
●	Total collections in the first quarter of 2020 were $248.9 million, compared to $200.4 million in the first quarter of 2019, an increase of 24% y/y
o	On a y/y constant currency basis, Q1 collections would have been $251.2 million, up 25% y/y
o	Creative Subscriptions collections in the first quarter of 2020 were $208.8 million, compared to $176.9 million in the first quarter of 2019, an increase of 18% y/y
o	Business Solutions collections in the first quarter of 2020 were $40.1 million, compared to $23.5 million in the first quarter of 2019, an increase of 71% y/y
●	Total gross margin on a GAAP basis in the first quarter of 2020 was 71%, compared to 77% in the first quarter of 2019
o	Creative Subscriptions gross margin on a GAAP basis was 80%, compared to 82% in the first quarter of 2019
o	Business Solutions gross margin on a GAAP basis was 32% compared to 43% in the first quarter of 2019
●	Total non-GAAP gross margin in the first quarter of 2020, calculated as non-GAAP gross profit as a percent of revenue, was 72%, compared to 78% in the first quarter of 2019
o	Creative Subscriptions gross margin on a non-GAAP basis was 81%, compared to 83% in the first quarter of 2019
o	Business Solutions gross margin on a non-GAAP basis was 33%, compared to 44% in the first quarter of 2019
●	GAAP net loss in the first quarter of 2020 was $(39.2) million, or $(0.76) per share, compared to a net loss of $(30.7) million, or $(0.62) per share, for the first quarter of 2019
●	Non-GAAP net loss in the first quarter of 2020 was $(0.4) million, or $(0.01) per share, compared to non-GAAP net income of $1.5 million, or $0.03 per share for the first quarter of 2019
●
Net cash provided by operating activities in the first quarter of 2020 was $45.0 million, while capital expenditures totaled $5.1 million, leading to free cash flow of $40.0 million, compared to $30.0 million of free cash flow in the first quarter of 2019, a 33% year-over-year increase

o	Excluding the capex investment associated with our new headquarters office build out, free cash flow would have been $40.4 million, up 35% y/y
●
Added 162,000 net premium subscriptions in the first quarter of 2020 to reach 4.7 million as of March 31, 2020, a 12% increase over the total number of premium subscriptions at the end of the first quarter of 2019

●	Added 6.9 million registered users in the first quarter of 2020. Registered users as of March 31, 2020 were 172 million, representing a 16% increase compared to the end of the first quarter of 2019

Recent Business Highlights

●	Relaunched the Wix Arena as the Wix Marketplace, a place where Partners can offer their services to Wix users who need help creating, optimizing or marketing their website
●	The Wix Education Team created a learning site with at-home family activities in order to provide more fun and creative opportunities for kids and parents to learn how to create and grow a website
●	Integrated Zoom with Wix Bookings, Wix Stores and Wix Events to help businesses bring their appointments and services online. Zoom is now available in the Wix App Market
●
Built and launched an online volunteer call center on Corvid by Wix to connect governments to citizens that need support. The tool was built to help the Israeli Ministry of Finance & Welfare answer the needs of citizens in the time of COVID-19 and is now being offered to governments around the world

Financial Outlook

Wix is introducing its outlook for the second quarter 2020. The rapid acceleration of businesses moving online causes Q2 to be well ahead of what was originally expected when full year guidance was provided in February:

	Q2 2020 Outlook	Y/Y growth
Revenue	$231 - 233 million	25% - 26%
Collections	$255 - 260 million	28% - 30%
Free Cash Flow	$41 - 43 million	33% - 40%
Free Cash Flow (excluding $1 million in capex for future Wix HQ office build out)	$42 - 44 million	37% - 43%

COVID-19 has accelerated a huge shift of businesses that rely on an online presence as the anchor of their activity. As we look ahead, we are considering multiple aspects of this transformation:

●	Global changes in consumer dynamics shifting to online
●	The global rise in unemployment rates and the need of individuals to turn to the internet to find a source of income

●	Faster adoption of our platform (increases in new user demand) coupled with higher intent (increases in conversion of users to premium subscription purchases)
●	The mix shift of subscription purchases to business packages, resulting in higher ARPS
●	Higher GMV of transactions on Wix Stores and other verticals
●	The overall impact of these changes on our ability to invest our marketing budget faster
This change in behavior is creating a vast tailwind for our business. Our second quarter guidance reflects this rapid acceleration.

In addition, we expect the second half of 2020 may be very different from what we originally anticipated when we provided full year 2020 guidance in February. We are obviously experiencing changes that are positive to our current state of growth; however, at this stage we have no way to estimate the longevity of these changes, what else may change or what will stay the same.

We do strongly believe that we have seen a paradigm shift as the speed of businesses moving online has dramatically increased - what changes may have taken many years are now happening in months. We believe these changes will continue and business will not return to the way it was before.

In light of these rapid changes and the new opportunities they present, we believe it is imprudent for us to provide a financial outlook for the second half of 2020 at this time. We plan to adapt our business quickly as the environment changes, and as of today, the range of outcomes is too great to provide an update beyond Q2. We are withdrawing our prior full year guidance and plan to provide an update in our Q2 earnings release in July 2020.

Conference Call and Webcast Information

Wix will host a conference call at 8:30 a.m. ET on Thursday, May 14, 2020 to answer questions about the financial and operational performance of the business for the first quarter ended March 31, 2020. The conference call will include a brief statement by management and will focus on answering questions about our results during the quarter. To enhance the Q&A portion of this call, the Company has posted a shareholder update and supporting slides to its Investor Relations website at https://investors.wix.com/. These materials provide shareholders and analysts with additional detail for analyzing results in advance of the quarterly conference call.

To participate on the live call, analysts and investors should dial +1-877-667-0467 (US/ Canada), +1-346-354-0953 (International) or 1-809-315-362 (Israel) at least ten minutes prior to the start time of the call and reference Conference ID 8883387. A telephonic replay of the call will be available through May 21, 2020 at 11:30 a.m. ET by dialing +1-855-859-2056 and providing Conference ID 8883387.

Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company's website at https://investors.wix.com/.

About Wix.com Ltd.

Learn more: Wix.com, in our Press Room and on our Investor Relations site

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Download: Wix App is available for free on Google Play and in the App Store

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S.  GAAP,  Wix  uses  the  following  non-GAAP  financial   measures:   collections,   non-GAAP  gross  margin,  non-GAAP  operating  income (loss),  non-GAAP  net   income (loss),  non-GAAP  net  income (loss)  per  share  and  free  cash  flow (collectively the "Non-GAAP financial measures"). Collections represent  the  total  cash  collected  by  us  from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period.  Non-GAAP  gross  margin  represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense and amortization, divided  by  revenue.  Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of  share-based  compensation  expense,  amortization,  acquisition-related  expenses  and  sales tax expense  accrual. Non-GAAP  net  income (loss) represents  net  loss  calculated  in  accordance  with  GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual, amortization of  debt  discount  and  debt  issuance  costs  and  acquisition-related  expenses  and non-operating foreign exchange expenses (income). Non-GAAP net income per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures.

The presentation of this financial  information  is  not  intended  to  be considered in isolation or as a substitute for, or superior to, the financial information  prepared  and  presented  in  accordance  with  GAAP.  The  Company uses these non-GAAP financial measures for financial and operational decision  making  and  as  a means to  evaluate  period-to-period  comparisons.  The  Company  believes  that  these  measures  provide  useful information about operating results, enhance  the overall understanding of past financial performance  and  future  prospects,  and  allow  for  greater  transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the  non-GAAP  financial  measures,  please  see  the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures  that  are  most  directly  comparable  to  non-GAAP  financial  measures  and  the  related reconciliations between these financial measures. The Company  has  not  reconciled  its  free  cash  flow  guidance to net cash provided  by  operating  activities  because  net  cash  provided  by  operating  activities  is not accessible on a forward-looking  basis.  Items  that  impact  net  cash  provided  by  operating  activities  are out of the Company's control and/or cannot  be  reasonably  predicted.  Accordingly,  a  reconciliation  to  net cash provided by operating activities  is  not  available  without  unreasonable  effort.

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, collections and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; the uncertainty surrounding the duration and severity of COVID -19 and its effects on our business including changes in consumer dynamics shifting to online and increased GMV on our platform and our ability to predict future financial results due to the global and regional impact of COVID-19, our ability to create new and higher monetization opportunities from our premium subscriptions; our ability to enter into new markets, and attract new customer segments, and our ability to successfully enter into partnership agreements; our ability to maintain and enhance our brand and reputation; our prediction of the future collections generated by our user cohorts; our ability to manage the growth of our infrastructure effectively; our ability to effectively execute our initiatives to scale and improve our user support function, including through the recent expansion of our Customer Solutions organization by engaging additional agents around the world to provide 24/7 support in nine different languages; the success of our sales efforts; customer acceptance and satisfaction of new products and other challenges inherent in new product development; changes to technologies used in our solutions; or changes in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2019 annual report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Maggie O’Donnell
investors.wix.com
ir@wix.com
914-267-7390

Media Relations:
Rona Davis
Wix Press Room
ronadt@wix.com

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended
	March 31,
	2019	2020
	(unaudited)
Revenue
Creative Subscriptions	$151,364	$176,546
Business Solutions	22,926	39,441
	174,290	215,987

Cost of Revenue
Creative Subscriptions	26,648	35,390
Business Solutions	13,067	26,680
	39,715	62,070

Gross Profit	134,575	153,917

Operating expenses:
Research and development	58,183	70,716
Selling and marketing	85,718	96,156
General and administrative	18,466	25,436
Total operating expenses	162,367	192,308
Operating loss	(27,792)	(38,391)
Financial expenses, net	(1,730)	1,145
Other income (expenses)	24	31
Loss before taxes on income	(29,498)	(37,215)
Taxes on income	1,242	1,938
Net loss	$(30,740)	$(39,153)

Basic and diluted net loss per share	$(0.62)	$(0.76)
Basic and diluted weighted-average shares used to compute net loss per share	49,562,367	51,838,314

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	March 31,
	2019	2020
	(audited)	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$268,103	$191,258
Short term deposits	294,096	366,048
Restricted cash and deposit	1,149	1,150
Marketable securities	164,301	168,642
Trade receivables	16,987	17,065
Prepaid expenses and other current assets	19,211	40,560
Total current assets	763,847	784,723

Long Term Assets:
Property and equipment, net	31,706	32,951
Marketable securities	177,298	210,302
Prepaid expenses and other long-term assets	9,926	13,148
Intangible assets and goodwill, net	37,641	45,075
Operating lease assets	79,249	78,617
Total long-term assets	335,820	380,093

Total assets	$1,099,667	$1,164,816

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$37,687	$46,639
Employees and payroll accruals	41,938	48,408
Deferred revenues	289,148	319,531
Accrued expenses and other current liabilities	56,464	65,665
Operating lease liabilities	18,949	15,944
Total current liabilities	444,186	496,187

Long term deferred revenues	21,969	24,457
Long term deferred tax liability	1,585	1,598
Convertible senior notes	358,715	364,148
Long term loan	1,219	1,219
Long term operating lease liabilities	64,244	66,283
Total long term liabilities	447,732	457,705

Total liabilities	891,918	953,892

Shareholders' Equity
Ordinary shares	94	96
Additional paid-in capital	611,083	654,454
Other comprehensive loss	1,357	312
Accumulated deficit	(404,785)	(443,938)
Total shareholders' equity	207,749	210,924

Total liabilities and shareholders' equity	$1,099,667	$1,164,816

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2019	2020
	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(30,740)	$(39,153)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,658	3,572
Amortization	732	566
Share based compensation expenses	24,907	30,718
Amortization of debt discount and debt issuance costs	5,117	5,433
Decrease in accrued interest and exchange rate on short term and long term deposits	489	47
Amortization of premium and discount and accrued interest on marketable securities, net	51	279
Deferred income taxes, net	131	(1,666)
Changes in operating lease right-of-use assets	-	4,288
Changes in operating lease liabilities	-	(5,229)
Decrease (increase) in trade receivables	(4,693)	148
Increase in prepaid expenses and other current and long-term assets	(7,199)	(14,674)
Increase in trade payables	4,550	8,802
Increase in employees and payroll accruals	8,012	12,109
Increase in short term and long term deferred revenues	26,089	32,871
Increase in accrued expenses and other current liabilities	4,970	6,916
Net cash provided by operating activities	35,074	45,027
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	26,775	17,000
Investment in short-term deposits and restricted deposits	(26,000)	(89,000)
Investment in marketable securities	(27,923)	(129,301)
Proceeds from marketable securities	7,455	89,255
Purchase of property and equipment	(4,830)	(4,943)
Capitalization of software development costs	(198)	(132)
Investment in other short and long-term assets	-	(3,500)
Payment for Businesses acquired	-	(6,626)
Acquisition of Intangible assets	-	(1,500)
Purchases of investments in privately-held companies	-	(100)
Net cash used in investing activities	(24,721)	(128,847)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	6,678	6,975
Net cash provided by financing activities	6,678	6,975
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,031	(76,845)
CASH AND CASH EQUIVALENTS—Beginning of period	331,057	268,103
CASH AND CASH EQUIVALENTS—End of period	$348,088	$191,258

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended
	March 31,
	2019	2020
	(unaudited)
Creative Subscriptions	151,364	176,546
Business Solutions	22,926	39,441
Total Revenue	$174,290	$215,987

Creative Subscriptions	176,893	208,797
Business Solutions	23,486	40,061
Total Collections	$200,379	$248,858

Free Cash Flow	$30,046	$39,952
Creative Subscriptions ARR	$621,876	$739,457
Number of registered users at period end (*)	148,363	172,254
Number of premium subscriptions at period end (*)	4,164	4,661

(*) Excludes users and subscriptions of DeviantArt

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended
	March 31,
	2019	2020
	(unaudited)
Revenues	$174,290	$215,987
Change in deferred revenues	26,089	32,871
Collections	$200,379	$248,858

	Three Months Ended
	March 31,
	2019	2020
	(unaudited)
Creative Subscriptions Revenue	$151,364	$176,546
Change in deferred revenues	25,529	32,251
Creative Subscriptions Collections	$176,893	$208,797

	Three Months Ended
	March 31,
	2019	2020
	(unaudited)
Business Solutions Revenue	$22,926	$39,441
Change in deferred revenues	560	620
Business Solutions Collections	$23,486	$40,061

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended
	March 31,
	2019	2020
	(unaudited)
(1) Share based compensation expenses:
Cost of revenues	$1,311	$1,631
Research and development	12,256	16,185
Selling and marketing	4,748	4,568
General and administrative	6,592	8,334
Total share based compensation expenses	24,907	30,718
(2) Amortization	732	566
(3) Acquisition related expenses	-	939
(4) Amortization of debt discount and debt issuance costs	5,117	5,433
(5) Sales tax accrual	-	1,974
(6) Non-operating foreign exchange expenses (income)	1,452	(873)
Total adjustments of GAAP to Non GAAP	$32,208	$38,757

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended
	March 31,
	2019	2020
	(unaudited)
Gross Profit	$134,575	$153,917
Share based compensation expenses	1,311	1,631
Amortization	142	-
Non GAAP Gross Profit	136,028	155,548

Non GAAP Gross margin	78%	72%

	Three Months Ended
	March 31,
	2019	2020
	(unaudited)
Gross Profit - Creative Subscriptions	$124,716	$141,156
Share based compensation expenses	1,150	1,322
Non GAAP Gross Profit - Creative Subscriptions	125,866	142,478

Non GAAP Gross margin - Creative Subscriptions	83%	81%

	Three Months Ended
	March 31,
	2019	2020
	(unaudited)
Gross Profit - Business Solutions	$9,859	$12,761
Share based compensation expenses	161	309
Amortization	142	-
Non GAAP Gross Profit - Business Solutions	10,162	13,070

Non GAAP Gross margin - Business Solutions	44%	33%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING LOSS
(In thousands)

	Three Months Ended
	March 31,
	2019	2020
	(unaudited)
Operating loss	$(27,792)	$(38,391)
Adjustments:
Share based compensation expenses	24,907	30,718
Amortization	732	566
Sales tax accrual	-	1,974
Acquisition related expenses	-	939
Total adjustments	$25,639	$34,197

Non GAAP operating loss	$(2,153)	$(4,194)

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET INCOME (LOSS) AND NON-GAAP NET INCOME (LOSS) PER SHARE
(In thousands, except per share data)

	Three Months Ended
	March 31,
	2019	2020
	(unaudited)
Net loss	$(30,740)	$(39,153)
Share based compensation expense and other Non GAAP adjustments	32,208	38,757
Non-GAAP net income (loss)	$1,468	$(396)

Basic Non GAAP net income (loss) per share	$0.03	$(0.01)
Weighted average shares used in computing basic Non GAAP net income (loss) per share	49,562,367	51,838,314

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended
	March 31,
	2019	2020
	(unaudited)
Net cash provided by operating activities	$35,074	$45,027
Capital expenditures, net	(5,028)	(5,075)
Free Cash Flow	$30,046	$39,952

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended
	March 31,
	2019	2020
	(unaudited)
Basic and diluted weighted average number of shares outstanding	49,562,367	51,838,314
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	8,237,537	5,481,573
Restricted share units	2,342,469	2,228,786
	60,142,373	59,548,673

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended
	June 30, 2020
	Low	High

Projected revenues	231,000	233,000
Projected change in deferred revenues	24,000	27,000
Projected Collections	$255,000	$260,000